Exhibit 15.1

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

On November 18, 2022, the Company was conclusively identified by the U.S. Securities and Exchange Commission (the “SEC”) as a “Commission-Identified Issuer” pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended June 30, 2022 with the SEC on October 20, 2022 with an audit report issued by Ernst & Young Hua Ming LLP (“EY”), a registered public accounting firm retained by the Company, for the preparation of the audit report on the Company’s financial statements included therein. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms that has a branch or office located. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended June 30, 2023.

Based on the examination of the Company’s register of members and the beneficial ownership schedules filed by its shareholders and other publicly available information, to the Company’s knowledge, as of the date of this annual report, shareholders held 5% or more of the total outstanding ordinary shares of the Company were Mr. Xiao Feng Yang and Mr. Raymond Ming Hui Lin.

(i) Mr. Xiao Feng Yang and his affiliate entity, Qinrui Ltd., together owned 22.15% of the Company’s total outstanding common shares. Mr. Yang is a natural person not affiliated with any governmental entities.

(ii) Mr. Raymond Ming Hui Lin and his affiliate entity, Qinhui Ltd., together owned 29.73% of the Company’s total outstanding common shares. Mr. Lin is a natural person not affiliated with any governmental entities.

Therefore, as of the date of this annual report, the Company was not owned or controlled by any governmental entity in the Cayman Islands, where it is incorporated, or in Hong Kong or mainland China, where EY has a branch or office located.

The Company did not rely upon any legal opinions or third party certifications such as affidavits as the basis for the submission.

Date:	April 8, 2024

By:	/s/ Raymond Ming Hui Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer